November 10, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vanguard Malvern Funds
Issuer CIK: 0000836906
Issuer File Number: 033-23444/811-05628
Form Type: 8-A12B
Filing Date: November 10, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Vanguard Emerging Markets Bond Active ETF under the Exchange Act of 1934.

Sincerely,

Toby MacDonald

Toby MacDonald
Manager, Regulation